Exhibit 99.1

DISCLAIMER This presentation contains forward - looking statements that can be identified by the use of forward - looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including in the section titled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus . These documents are avaialble on the SEC Filings section of the investor relations section of our website at : https : //ir . vastaplatform . com . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio, which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies .

Acquisition of Eleva Learning System

Vasta acquires Eleva learning system for R$ 580 million Vasta acquires Eleva Learning System Vasta’s current learning systems Eleva learning system R$ 580 million¹ 6x 2020 Net Revenues | 16.6x 2020 EBITDA (2) ¹ Maximum value - price is subject to subsequent adjustments . 2 EBITDA ex - IFRS 16.

1. Creation of an independent committee to analyze the transaction 2. Fully independent negotiation of the agreement between Cogna and Eleva 3. Committee with the power to veto the entire operation 4. Strategic focus on the long - term horizon Independent Commitee Total alignment between the committee and Vasta’s shareholders 5 Ann Williams (Independent Member) Francisco Fernandes (Independent Member) Andr és Cardó (Independent Member)

6 Transaction Rationale Acquisition of a relevant Learning System with premium positioning and strong growth potential High portfolio complementarity Generation of relevant synergies and efficiency gains Long - term contract (10 years) to offer educational content to E leva with exclusivity¹ , including Eleva schools and schools acquired from Cogna Eleva’s LS acquisition corresponds to 160% of the EBITDA target via Core Content Acquisitions for 2022 as foreseen in the IPO 5 - year installment payment. Vasta remains capitalized for new acquisitions ¹ Approximately 90% of the existing Eleva Schools, 100% of the Saber Schools and all new schools with the same profile that may be opened or acquired by Eleva during the term of the commercial agreement.

7 Eleva Learning System: Overview 2020E Partner Schools Geographic presence (2020E) 3% 4% 17% 71% 6% 125 73.6K Own Schools 471 176.8K Total 346 103.3K Partner Schools Students Schools 5 th largest learning system in the country in number of students from partner schools Average growth of 28% between 2017 and 2020 Premium positioning

8 Operational highlights of the combined company 4,167 4,638 471 Partner Schools (1) 1,311 1,488 177 Students (000) (1) ACV (2) (R$ MM) 835 930 95 ¹ 2020 Base; ² 2021 ACV: annual contract value signed for the 2021 commercial year (4Q20 to 3Q21). Preliminary value: subject to revisions.

9 Financial highlights of the combined company (2020E) 295 330 35 37% 28% 29% 1,039 1,135 96 Net Revenue (1) (R$ MM) EBITDA (1) (R$ MM) and EBITDA Margin 30% of revenues comes from Eleva schools , which Vasta signed long - term supply contract ¹ Vasta's figures refer to consensus estimates

10 As part of the Vasta platform, the Eleva Learning System has great potential to accelerate its ACV (1) growth ¹ ACV: annual contract value signed for the commercial year (4Q to 3Q). 2021 Figures are subject to updates. ² Commercial discount to be granted for the first 4 years of the contract 573 692 835 2019 2020 2021E ACV Vasta (R$ MM) 21% 21% 78 9 … 95 2019 2020 2021E ACV Eleva (R$ MM) 21% 0% 15 (2) Agreement considers commercial discounts of R$ 15 million in the first 4 years

Highly Accretive Transaction for Vasta 11 177k Student Base 1 Synergies 2 Contracted Growth 3 Transaction ammount R$580 million 2020 EV/EBITDA: 16.6x (Vasta 22.8x) R$20 million /year 1 42% Proprietary schools (zero churn ) Eleva expansion (organic and inorganic growth) • Logistics efficiency • Editorial costs • Back - office • Strategic Sourcing EV/EBITDA Post Synergies: 10.5x ¹To be captured within 3 years of integration .

Next Steps Submission to CADE (Brazilian antitrust) CADE approval Deal - closing